# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CRESUD INC, CIK 0001034957
CUSIP: 226406106
Title of class of securities: American Depositary Shares, each representing ten shares of Common Stock
Address of issuer's principal executive offices: Carlos Della Paolera 261, Buenos Aires, Argentina (C1), C1001ADA
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001599814

## Reporting persons
- Kopernik Global Investors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,427,273; sole dispositive power 0; shared dispositive power 4,523,081; aggregate amount beneficially owned 4,523,081 (6.38% of the class)
  Comment: Based on 709,308,309 common shares outstanding as of March 31, 2026 as set forth in the Issuer's Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2026 filed by the Issuer on Form 6-K with the Securities and Exchange Commission on May 7, 2026. Each share reported above represents ten shares of Common Stock.
- David B. Iben: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,427,273; sole dispositive power 0; shared dispositive power 4,523,081; aggregate amount beneficially owned 4,523,081 (6.38% of the class)
  Comment: Based on 709,308,309 common shares outstanding as of March 31, 2026 as set forth in the Issuer's Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2026 filed by the Issuer on Form 6-K with the Securities and Exchange Commission on May 7, 2026. Each share reported above represents ten shares of Common Stock.

## Item 1. Issuer
Name of issuer: CRESUD INC
Address of issuer's principal executive offices: Carlos Della Paolera 261 (C1001ADA) Buenos Aires, Argentina

## Item 2. Person Filing
Name of person filing: This Schedule 13G is jointly filed by Kopernik Global Investors, LLC ("Kopernik Global Investors") and David B. Iben (collectively, the "Reporting Persons"). Kopernik Global Investors is an investment adviser. Mr. Iben is the controlling member and Chief Investment Officer of Kopernik Global Investors.
Address of principal business office or, if none, residence:
2502 N. Rocky Point Drive, Suite 300
Tampa, FL 33607
Citizenship: Kopernik Global Investors is a limited liability company organized under the laws of Delaware. Mr. Iben is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The Reporting Persons beneficially own, in the aggregate, 4,523,081 ADS. None of the securities are held by the Reporting Persons. The filing of this statement shall not be construed as an admission that either of the Reporting Persons is the beneficial owner of any of the securities covered by this Schedule 13G for any other purpose.
Percent of class: The number of ADS beneficially owned by the Reporting Persons represents 6.38% of the Issuer's outstanding Common Stock based on 709,308,309 common shares outstanding as of March 31, 2026 as set forth in the Issuer's Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2026 filed by the Issuer on Form 6-K with the Securities and Exchange Commission on May 7, 2026. Each share reported represents ten shares of Common Stock.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,427,273
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,523,081

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Securities reported on this Schedule 13G are beneficially owned by investment advisory clients which may include investment companies registered under the Investment Company Act and/or other separately managed accounts. No such person beneficially owns over 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement, dated June 17, 2026, by and between Kopernik Global Investors, LLC and David B. Iben.
99.2 Power of Attorney appointing Sarah L. Bertrand, dated October 25, 2024, signed by David B. Iben.

## Signatures
- Kopernik Global Investors, LLC: /s/Sarah L. Bertrand, Sarah L. Bertrand General Counsel and Chief Compliance Officer (06/18/2026)
- David B. Iben: /s/ David B. Iben by Sarah L. Bertrand, power of attorney, David B. Iben by Sarah L. Bertrand, power of attorney (06/18/2026)